

Pernod Ricard

PRESS RELEASE



Pernod Ricard donates 700,000 Euros to assist the victims of the Asian Tsunami disaster

Paris, France, January 3, 2005....Pernod Ricard announces a 700,000-Euro ($943,212) donation to assist the victims of the catastrophic earthquake and tsunami that hit South and South East Asia on 26 December 2004.

The donation will be distributed as follows:

- Pernod Ricard Group will donate 200,000 Euros to each of the following humanitarian organizations: Red Cross/Crescent, Doctors of the World (Médecins du Monde) and Caritas-France (Secours Catholique).

- Pernod Ricard Asia, Pernod Ricard India and Pericyl (Pernod Ricard Sri Lanka), will donate 100,000 Euros through local humanitarian associations to assist victims of the disaster in Thailand, India and Sri Lanka.

Donations to assist the victims of the Asian Tsunami disaster can be made through the following humanitarian organisations web sites:
http://www.ifrc.org
www.medecinsdumonde.org
www.secours-catholique.asso.fr

1 EUR = 1.34745 USD

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: (33 1) 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: (33 1) 41 00 41 71
Florence TARON, Press Relations Manager, Tel: (33 1) 41 00 40 88
Barbara M. Burns, BBA Communications, New York Tel: (212) 486 1140

or visit our web site at www.pernod-ricard.com